COMMENTS RECEIVED ON 09/21/2022

FROM RYAN SUTCLIFFE

FIDELITY CONCORD STREET TRUST (File Nos. 033-15983 and 811-05251)

Fidelity Series Small Cap Core Fund

POST-EFFECTIVE AMENDMENT NO. 161

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 811-04008)

Fidelity Series Select International Small Cap Fund

POST-EFFECTIVE AMENDMENT NO. 196

1.

All funds

C:

The Staff requests we respond to these comments no later than five business days before the filing is scheduled to become effective automatically. If this isn’t possible, the Staff requests we file to delay an amendment under 485(b).

R:

We will make reasonable efforts to respond to comments within the requested timeframe.

2.

All funds

C:

The Staff requests we fill in all blanks, brackets, and otherwise missing information sufficiently in advance of effectiveness for review.

R:

We will make reasonable efforts to provide the requested information that the registrant believes is material for review purposes sufficiently in advance of effectiveness.

3.

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we explain why the second sentence of the fee table introductory language from Item 3 of Form N-1A is not included.

R:

The current disclosure includes all applicable disclosure in Item 3 of Form N-1A as the funds are not available for purchase through financial intermediaries.

4.

Fidelity Series Small Cap Core Fund

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we supplementally explain why there are no fees disclosed for the fund. Please discuss the interaction of the fee table with the expense reimbursement arrangement noted several pages later. Confirm if there are any other fees associated with top tier funds or accounts that should be noted in this fee table.

R:

The fund does not pay a management fee. Fidelity receives fees for providing services to funds, Fidelity managed 529 plans and collective investment trusts that invest in the fund. FMR has contractually agreed to reimburse the fund to the extent that total operating expenses, excluding certain types of expenses, as discussed under “Advisory Fees” in the “Fund Services” section of the prospectus, should exceed 0.003%. The fee table currently does not show any other expenses because we estimate that the total expenses borne by the fund will round to less than one basis point.

5.

All funds

“Investment Details” (prospectus)

“Other Investment Strategies”

C:

The Staff request that we clarify in disclosure if this section contains “non-principal investment strategies”.

R:

We direct the Staff to the disclosure included under “Principal Investment Strategies” in the “Investment Details” section and confirm that it contains the fund’s principal investment strategies. Additional investment strategies are discussed under “Other Investment Strategies” in the “Investment Details” section.

6.

All funds

“Investment Details” (prospectus)

“Other Investment Strategies”

“The Adviser may also use various techniques, such as buying and selling futures contracts and exchange traded funds, to increase or decrease the fund's exposure to changing security prices or other factors that affect security values.”

C:

The Staff requests that if these are principal strategies that we describe them in detail in Items 4 and 9.

R:

These strategies are not principal investment strategies of the funds.

7.

All funds

“Investment Policies and Limitations” (SAI)

“Concentration”

“The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry.”

C:

The Staff requests we add “or group of industries” in this section per section 8(b)(1) of the Investment Company Act of 1940 and Item 16 of Form N-1A.

R:

A fund is required to disclose its policy with respect to concentrating investments in a particular industry or group of industries. Each fund has not identified any industry or group of industries in which they intend to concentrate. Accordingly, we have not modified the disclosure.

8.

Fidelity Series Small Cap Core Fund

“Investment Policies and Limitations” (SAI)

“Illiquid Securities”

“The fund does not currently intend to purchase any security if, as a result, more than 10% of its net assets would be invested in securities that are deemed to be illiquid because they are subject to legal or contractual restrictions on resale or because they cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued.

For purposes of the fund's illiquid securities limitation discussed above, if through a change in values, net assets, or other circumstances, the fund were in a position where more than 10% of its net assets were invested in illiquid securities, it would consider appropriate steps to protect liquidity.”

C:

The Staff requests we confirm that 10% is correct.

R:

The 10% limit is accurate.

9.

Fidelity Series Select International Small Cap Fund

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we explain why there are no management fees. Confirm if there are any other fees associated with top tier funds or accounts that should be noted in this fee table.

R:

Please see response to #4 above.

10.

Fidelity Series Select International Small Cap Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in securities of companies with small market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the MSCI EAFE Small Cap Index or the MSCI ACWI ex USA Small Cap Index).”

C:

The Staff requests we supplementally provide the market capitalization ranges for the indices.

R:

The index provider publishes regularly updated fact sheets for each index that provide information regarding the capitalization ranges of the securities included in each index. As of August 31, 2022, the published market capitalization of the index constituents included in the MSCI EAFE Small Cap Index ranged from $38.02 million to $7.3 billion, with a median capitalization of $700 million. For the same time period, the published market capitalization of the index constituents included in the MSCI ACWI ex USA Small Cap Index ranged from $15.36 million to $7.3 billion, with a median capitalization of $541.47 million. We believe that the current definition of market capitalization included in the prospectus, which refers to the indices, is reasonable and consistent with the Staff’s interpretation of Rule 35d‐1. The Staff has indicated that an investment company may use “any reasonable definition” to define a fund’s capitalization range and may consider industry indices for that purpose (Frequently Asked Questions about Rule 35d‐1 (Investment Company Names FAQ)).

11.

Fidelity Series Select International Small Cap Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we describe the specific criteria the fund uses to determine that an investment is economically tied to the term “international” in the fund’s name.

R:

We believe the fund’s policies and disclosures are consistent with the Staff’s current position on the term “international” as set forth in the Name Test Rule Adopting Release (Investment Company Act Release No. 24828 (Jan 17, 2001)). We understand that the Staff takes the position that the term “international” connotes diversification among investments in a number of different countries throughout the world, and while the term “international” does not trigger application of Rule 35d−1, the Staff would expect funds using “international” in their name to invest their assets in investments that are tied economically to a number of countries throughout the world. We believe the fund’s current disclosure, which provides that FMR normally invests the fund’s assets “primarily in non-U.S. securities” and “across different countries and regions”, is consistent with the Staff’s position. Accordingly, we have not modified disclosure.

12.

Fidelity Series Select International Small Cap Fund

“Investment Policies and Limitations” (SAI)

C:

The Staff requests we clarify in disclosure the frequency with which capitalization ranges of the referenced indices will be measured.

R:

We will include the following disclosure in the Statement of Additional Information:

 For purposes of the fund's 80% investment policy that defines a particular market capitalization by reference to the capitalization range of one or more indexes (as described in the prospectus), the capitalization range of the index(es) generally will be measured no less frequently than once per month.